Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE UPDATES INFORMATION CIRCULAR
FOR JULY 23, 2013 ANNUAL & SPECIAL SHAREHOLDERS MEETING

Toronto, Ontario – July 22nd, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of technology solutions, provides additional disclosure to the Management Information Circular (the “Circular”) dated June 18, 2013 for the annual and special meeting of shareholders to be held July 23, 2013. This update is at the request of the Ontario Securities Commission upon review of the Circular relative to Continuous Disclosure Obligations and Protection of Minority Security Holders in Special Transactions.

Particulars of Matters to be Acted Upon

The Asset Purchase Transaction: Title to the renewable-diesel intellectual property (the “Assets”) being purchased from Cielo Gold Corp. (“Cielo”) in the proposed Asset Purchase Transaction, was bound by a new interim agreement dated June 12, 2013 between Cielo and Blue Horizon Industries Inc. at point of issuing Northcore’s Circular; completion of the purchase by Cielo of the Assets is effective on July 22, 2013 and confirmation of title transfer for the Assets will be provided to Northcore during completion of due diligence prior to closing the Asset Purchase Transaction. Cielo’s title to the demonstration plant has been transferred from Blue Horizon as of July 22, 2013.

The purchase price for the Assets of up to $3,500,000 used a 5 day trailing average of  Northcore’s share price of $0.013 per share, times the proposed number of shares issued for a 48% equity ownership position in Northcore. The valuation was determined to be reasonable now that the technology has achieved the important milestone of evidencing a successful field test in the production of high quality renewable diesel fuel in its demonstration plant. The approach to valuation in negotiations was a view of the potential revenue stream from commercializing the Bio-Diesel intellectual property and that the board of directors view the return potential and the net present value for the first cluster of 6 refineries, as a well negotiated purchase price by Northcore, a price that is below what could be viewed as fair value and below the total amount that has been invested in creating the IP life-to-date. This approach to valuation,  supports management’s belief in venture level return potential for the negotiated purchase price. The Assets are comprised of intellectual property that enable the scaled production of high margin modular renewable-diesel refineries, as well as the field demonstration plant that has a current book value of $286,003.

Northcore Updates Information Circular

Don Allan’s role as CEO and on Boards of Directors within the Blue Horizon Group of Companies and Cielo Gold Corp, the entities involved with the Asset Purchase Transaction, are disclosed on page 5 of the Circular.

Related Party Disclosure: Rule 61-501 referenced in the Circular was replaced with Rule 61-101 and as the “related party transaction” contextual review of the Asset Purchase Transaction, Northcore maintains its confirmation that “at the time the transaction was agreed to, there was no prior involvement between the parties”. Although Don Allan has ownership position in Blue Horizon and Cielo but it does not have a conflict of interest in the transaction as he did not have ownership interest(s) in the assets or securities of Northcore. Further, as a result of the proposed transaction, there is no change in control of the Board of Directors, less than 50 percent of the equity base of Northcore would be affected by the transaction, and Don Allan will remain at arms-length to the Asset Purchase Transaction by having no involvement in the transaction on behalf of Northcore.

Don Allan was announced as CEO of Northcore on June 10, 2013 after the Asset Purchase Transaction was agreed to, in order to begin implementation of the strategic relationship between Northcore and Cielo. Don Allan fills the CEO vacancy at Northcore over the past 8 months, temporarily fulfilled by Interim CEO, James Moskos.  Continuation of Don Allan in the role of CEO at Northcore will be contingent upon closing the proposed Asset Purchase Transaction.

Election of Directors: Don Allan has been removed from the nominated directors of Northcore, due to an omission of Continuous Disclosure Obligations in the Circular related to the Blue Horizon Industries Inc. cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on March 6, 2012 and August 9, 2012 respectively, while Don Allan was acting as a director and CEO of Blue Horizon. OSC (NI 51-102) requires the disclosure of certain matters if a proposed director is, or has been, as director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

Implications of the Asset Purchase Transaction Not Closing: Management believes that completion of the proposed transaction will satisfy the continued listing review of Northcore currently underway with the TSX, as well as, supporting an attractive offer to potential Northcore investors.  There is no certainty that regulatory approval will be received for the proposed transaction. TSX has not approved the transaction as at July 22, 2013. Company’s continued listing review, pending further analysis and a review meeting on July 31, 2013 with the TSX. Should the Asset Purchase Transaction not close, there is an increased risk that Northcore shares would be delisted from trading on the TSX upon their review meeting on July 31, 2013 and that a circumstance of financial duress would be the basis for seeking further funding, the combination of which would challenge Northcore as a going concern.

Northcore Updates Information Circular

This news release and the related Addendum to the Circular have been filed on the Company’s website, SEDAR and EGDAR.

About Northcore Technologies Inc.

Northcore Technologies offers award-winning intellectual property, including multi-patented technology, plus powerful Enterprise and holistic Social Commerce tools, to provide innovative IP based customer solutions. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

For more information, visit www.northcore.com.

Northcore Updates Information Circular

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com